UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 19, 2025

Stronghold Digital Mining, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-40931	86-2759890
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

595 Madison Avenue, 28th Floor New York, New York	10022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (212) 967-5294

Not applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	SDIG	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On February 19, 2025, Stronghold Digital Mining, Inc. (the “Company” or “Stronghold”) announced that the world’s leading independent proxy advisory firms, Institutional Shareholder Services and Glass Lewis & Co., have each recommended that Company stockholders vote “FOR” the pending merger between the Company and Bitfarms Ltd. (“Bitfarms”) at the upcoming special meeting of the Company’s stockholders on February 27, 2025.

A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated into this Item 7.01 by reference.

In accordance with General Instruction B.2 of Form 8-K, the information furnished pursuant to this Item 7.01 in this Current Report on Form 8-K, including Exhibit 99.1, shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01	Financial Statements and Exhibits.

(d)          Exhibits.

Exhibit Number	Description
99.1*	Press Release dated February 19, 2025.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*Furnished herewith.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words.  Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof.  All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Bitfarms and Stronghold that could cause actual results to differ materially from those expressed in such forward-looking statements.  Important risk factors that may cause such a difference include, but are not limited to: the risk that the Merger may not be completed on the anticipated terms in a timely manner or at all, which may adversely affect Stronghold’s business and the price of its Class A common stock, par value $0.0001 per share; the failure to satisfy any of the conditions to the consummation of the acquisition of Stronghold by Bitfarms (the “Merger”), including obtaining required stockholder and regulatory approvals; pending or potential litigation relating to the Merger that has been or could be instituted against Stronghold, Bitfarms or their respective directors or officers, including the effects of any outcomes related thereto; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger agreement, including in circumstances requiring Stronghold to pay a termination fee; the effect of the announcement or pendency of the Merger on Stronghold’s business relationships, operating results and business generally; the risk that the Merger disrupts Stronghold’s current plans and operations; Stronghold’s ability to retain and hire key personnel and maintain relationships with key business partners and customers, and others with whom it does business, in light of the Merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; risks related to diverting management’s attention from Stronghold’s ongoing business operations; certain restrictions during the pendency of the Merger that may impact Stronghold’s ability to pursue certain business opportunities or strategic transactions; the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; those risks described in Section 4.19 of Bitfarms’ Annual Information Form for the year ended December 31, 2023, filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2024 as Exhibit 99.1 to Bitfarms’ Annual Report on Form 40-F, as amended in Amendment No. 1 to the Form 40-F, filed with the SEC on December 9, 2024 (the “Amended 40-F”), Section 19 of Bitfarms’ restated Management’s Discussion and Analysis for the year ended December 31, 2023, filed with the SEC as Exhibit 99.3 to  the Amended Form 40-F, Section 19 of Bitfarms’ restated Management’s Discussion and Analysis for the three and nine months ended September 30, 2024, filed with the SEC on December 9, 2024, as Exhibit 99.2 to Bitfarms’ Current Report on Form 6-K/A; those risks described in Item 1A of Stronghold’s Annual Report on Form 10-K, filed with the SEC on March 8, 2024, Item 1A of Stronghold’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, filed with the SEC on May 8, 2024, Item 1A of Stronghold’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024, filed with the SEC on August 14, 2024, Item 1A of Stronghold’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024, filed with the SEC on November 13, 2024, as amended pursuant to Form 10-Q/A, filed with the SEC on December 13, 2024, and subsequent reports on Forms 10-Q and 8-K; and those risks that are described in the registration statement on Form F-4 (File No. 333-282657) filed by Bitfarms with the SEC (the “registration statement”), which includes a proxy statement of Stronghold that also constitutes a prospectus of Bitfarms (the “proxy statement/prospectus”).

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus included in the registration statement on Form F-4 filed with the SEC in connection with the proposed transaction.  While the list of factors presented here and the list of factors to be presented in the registration statement on Form F-4 are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.  We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication.  Neither Bitfarms nor Stronghold assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.  Neither future distribution of this communication nor the continued availability of this communication in archive form on Bitfarms’ or Stronghold’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Additional Information about the Merger and Where to Find It

This communication relates to a proposed merger between Stronghold and Bitfarms. In connection with the proposed merger, Bitfarms has filed the registration statement with the SEC. The registration statement was declared effective on January 28, 2025, and Stronghold mailed the proxy statement/prospectus to its stockholders on or about January 29, 2025.  This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other relevant documents Bitfarms and Stronghold has filed or will file with the SEC.  Investors are urged to read the proxy statement/prospectus (including all amendments and supplements thereto) and other relevant documents filed with the SEC carefully and in their entirety if and when they become available because they contain important information about the proposed merger and related matters.

Investors may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Bitfarms and Stronghold with the SEC, when they become available, through the website maintained by the SEC at www sec.gov.  Copies of the documents may also be obtained for free from Bitfarms by contacting Bitfarms’ Investor Relations Department at investors@bitfarms.com and from Stronghold by contacting Stronghold’s Investor Relations Department at SDIG@gateway-grp.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRONGHOLD DIGITAL MINING, INC.

	By:	/s/ Gregory A. Beard
Name: Gregory A. Beard
Title: Chief Executive Officer and Chairman
Date: February 19, 2025